Ceres Managed Futures LLC

January 19, 2018

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Robert F. Telewicz, Jr.

Re:	Ceres Tactical Currency L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 28, 2017

Forms 10-Q for Fiscal Quarters Ended

March 31, 2017, June 30, 2017 and September 30, 2017

Filed May 11, 2017, August 10, 2017 and November 13, 2017

File No. 000-31563

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of Ceres Tactical Currency L.P. (the “Registrant”), hereby files, via EDGAR, its response to the comment letter of the Securities and Exchange Commission (the “Commission”), dated December 20, 2017, relating to the Registrant’s (i) Form 10-K filed on March 28, 2017, and (ii) Forms 10-Q filed on May 11, 2017, August 10, 2017, and November 13, 2017 (File No. 000-31563). We have prepared our response with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via email.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibit 13.01

Ceres Tactical Currency L.P.

Financial Statements

Statements of Income and Expenses

Comment #1

We note your disclosure in footnote 3a that the fund trades through a Master/Feeder structure. As such, please tell us how the presentation in your Statements of Income and Expenses is consistent with the guidance in ASC Topic 946-220-45-11 through 946-220-45-12. Specifically, tell us why the Statements of Income and Expenses do not provide a disaggregated presentation of the income, expenses and gains (losses) allocated from the Master. Finally, please tell us how you considered the need to analyze and discuss the fees allocated from the Master in your MD&A.

Securities and Exchange Commission

January 19, 2018

Response #1

The General Partner has considered the accounting guidance in ASC Topic 946-220-45-11 through 946-220-45-12, which outline the requirements for reporting details of a feeder fund’s allocation from a master fund, in providing the presentation set forth in the Registrant’s Statements of Income and Expenses.

As described in more detail below, there are no fees or expenses allocated from Cambridge Master Fund L.P. (the “Master”) to the Registrant. In the Form 10-K, interest income allocated from the Master to the Registrant is set forth in the Master’s Statements of Income and Expenses, and as “Interest income” in the Registrant’s Statements of Income and Expenses. In each Form 10-Q, interest income is included in the Statements of Income and Expenses of the Registrant as “Interest income allocated from the Master Fund” (a further clarification from the line item “Interest income” in the Form 10-K). All other gains (losses) allocated from the Master are represented by the “Net gains (losses) on investments in Cambridge Master Fund and KR Master Fund”, “Net realized gains (losses) on closed contracts allocated from Cambridge Master Fund”, “Net realized gains (losses) on closed contracts allocated from KR Master Fund”, “Net change in unrealized gains (losses) on open contracts allocated from Cambridge Master Fund”, and “Net change in unrealized gains (losses) on open contracts allocated from KR Master Fund” in the Registrant’s Statements of Income and Expenses in the Form 10-K and the “Net realized gains on closed contracts allocated from the Master Fund” and “Net change in unrealized gains on open contracts allocated from the Master Fund” in the Registrant’s Statements of Income and Expenses in each Form 10-Q. In future filings, the Registrant’s Statements of Income and Expenses in the Form 10-K will also include a line item setting forth “Interest income allocated from the Master Fund”, if any.

As described in Note 3a of the Registrant’s Annual Report to Limited Partners for the year ended December 31, 2016, which is incorporated by reference to Exhibit 13.01 of the Form 10-K, the General Partner pays, or reimburses the Master Fund for, all brokerage related fees borne by the Master (and KR Master Fund (prior to its termination on December 31, 2014)) on behalf of the Registrant’s investments. Additionally, as described in Note 3c of the Master’s annual report (included within Exhibit 13.01 to the Form 10-K), effective October 1, 2014, the General Partner fees include clearing fees and professional fees that are charged to the Master. Therefore, the Master receives monthly expense reimbursements on clearing fees and professional fees incurred during such month, as shown in the Statements of Income and Expenses as expense reimbursements, based on the beginning of the month partners’ capital allocation percentage for the Registrant’s investment in the Master. These fees are not allocable to the Registrant, but are instead the General Partner’s responsibility, and are reported on the General Partner’s financial statements.

Securities and Exchange Commission

January 19, 2018

Since the brokerage fees of the Master are paid directly, or reimbursed, by the General Partner, there are no expenses allocated from the Master to the Partnership, and therefore, we consider such fees allocated to not be material for the purposes of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. We also note that the reference to “fees and expenses” on page 26 of the MD&A (“The Partnership experienced a net trading loss through its investment in Cambridge Master Fund before fees and expenses for the year ended December 31, 2016 of $500,137) refers to the fees and expenses of the Partnership, rather than the Master.

To the extent that there are fees and expenses allocable to the Partnership from the Master Fund, the Registrant will include a disaggregated presentation of such income, expenses and gains (losses) in accordance with ASC Topic 946-220-45-11 through 946-220-45-12.

Securities and Exchange Commission

January 19, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-7363, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Steven Ross

Steven Ross
Chief Financial Officer and Director, Ceres Managed Futures LLC

cc:	Patrick T. Egan, President and Director, Ceres Managed Futures LLC
Philip Levy, Executive Director, Legal and Compliance, Morgan Stanley
Timothy P. Selby, Alston & Bird LLP